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Exhibit 99.2

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. When considering what action you should take, you are recommended immediately to consult a stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or transferred all your shares in Autonomy Corporation plc please forward this document together with the enclosed forms of proxy at once to the purchaser or transferee or to the stockbroker or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

Autonomy Corporation plc

Proposals for
Capital Reduction
and
Authority to Purchase up to 12.5 million Shares

Your attention is drawn to the letter from the Managing Director and Chief Executive Officer of Autonomy Corporation plc, on pages 1 to 3 of this document, recommending you to vote in favour of the proposals described in this document.

Notice of an Extraordinary General Meeting of Autonomy Corporation plc to be held on 2 December 2002 is set out at the end of this document.

Whether or not you intend to be present at the meetings convened by the above mentioned notices please complete and sign the enclosed form of proxy and return it to the Company's Registrars, Computershare Services PLC, P.O. Box 82, The Pavilions, Bridgewater Road, Bristol BS99 7NH as soon as possible and, in any event, so as to be received not later than 10:00 a.m. on 29 November 2002 (or if there is an adjournment of the Extraordinary General Meeting, 48 hours prior to the reconvened Extraordinary General Meeting).

Expected timetable of principal events

Latest times for receipt of the Forms of Proxy	10:00 a.m. on 29 November 2002
Extraordinary General Meeting	10:00 a.m. on 2 December 2002

i

Definitions

        When used in this document the following expressions have the following meanings:

"Act"	the Companies Act 1985, as amended
"Autonomy" or the "Company"	Autonomy Corporation plc
"Autonomy Group" or "Group"	Autonomy together with its subsidiary undertakings
"Autonomy Share Option Schemes"	the 1996 UK discretionary share option scheme and the 1998 US share option plan
"AGM"	the annual general meeting of the Company that took place on 11 June 2002
"Board" or "Directors"	the board of directors of Autonomy
"Capital Reduction"	the proposed reduction by the Company of its share capital as described in this document
"Court"	the High Court of Justice of England and Wales
"Extraordinary General Meeting" or "EGM"	the extraordinary general meeting of the Company convened for 10:00 a.m. on 2 December 2002 by the notice set out on page 4 of this document
"Group"	the Company and its subsidiary undertakings
"London Stock Exchange"	London Stock Exchange plc
"Optionholders"	participants in the Autonomy Share Option Schemes
"Shares"	ordinary shares of 1/3p in the capital of the Company
"Shareholders"	the holders of Shares

ii

Autonomy Corporation plc

        (Incorporated and registered in England and Wales with registered number 3175909)

Directors:	Registered and Head Office:
Dr. Michael Richard Lynch, Chief Executive	Cambridge Business Park
Richard Gwynne Gaunt, Technical Director	Cowley Road
Barry Michael Ariko, Non-Executive Director	Cambridge
John Phillip McMonigall, Non-Executive Director	CB4 0WZ
Richard Perle, Non-Executive Director
8 November 2002

To Shareholders and, for information only, to Optionholders

Dear Shareholder,

Proposed Capital Reduction and Authority to Purchase Shares

Background

        At the AGM on 11 June 2002 the Shareholders authorised the Company to purchase up to 6.3 million of its Shares and the Company commenced a repurchase program in July 2002. Your Board has conducted a further review of the Group's business, available cash and the current markets, and believes it has a continuing opportunity to provide benefits to the Company's Shareholders based on the Directors' belief in the value of the Company in relation to the current share price. Your Directors therefore believe it is in the best interests of the Shareholders to conduct an expanded program for repurchase of outstanding shares.

        The Group has remained profitable and cash generative, reporting at the recent 3rd Quarter results the 11th consecutive quarter of profit. The Company's consolidated balance sheet has continued to strengthen and as at 30 September 2002 the Group had a net cash balance of $148 million (approximately £96 million). The Group also disclosed net assets of $170 million (approximately £110 million).

        The Board remains committed to maintaining a strong balance sheet and efficient capital structure and is focused on delivering shareholder value. Furthermore, the Board believes that the Company has available excess cash enabling it to conduct the expanded share repurchase program whilst maintaining sufficient cash reserves for reinvestment in the business, working capital requirements and to maintain customer confidence.

        I am therefore writing to you now to give you details of the proposed Capital Reduction and to seek your authority for the Company to purchase further Shares out of subsequent distributable reserves at a time that is advantageous for the Company to do so and to recommend that you vote in favour of the resolutions to be proposed at the Extraordinary General Meeting.

The Capital Reduction

        The Capital Reduction relates to the share capital and reserves of the Company as shown in the Company's accounts as filed with Companies House (not the consolidated Group accounts). The Board proposes to apply to the Court to reduce the amount standing to the credit of the Company's share premium account by £32,250,000 (approximately US$50 million). The reserve produced by the Capital Reduction will, subject to the protection of creditors, be treated as distributable in the books of the Company and will therefore be available to fund any purchase of Shares by the Company proposed to be authorised by Resolution 2 at the Extraordinary General Meeting, as well as for other corporate purposes of the Company.

        The Capital Reduction requires the approval of Shareholders at the Extraordinary General Meeting and is conditional upon the Court making an order confirming the Capital Reduction. Accordingly, as soon as practicable after the passing of the resolutions to be proposed at the Extraordinary General Meeting, the Company will apply to the Court for an order confirming the Capital Reduction. The Court will be concerned to protect the interests of creditors in relation to the Capital Reduction. The Company hopes to satisfy the Court that the amount of the Company's cash and other liquid assets is such that no creditor protection is required. However, the precise form of creditor protection is for the Court to determine and the Company will take such steps as it thinks appropriate in order to satisfy the Court in that regard.

        The Capital Reduction will become effective once the order of the Court confirming the reduction is registered with the Registrar of Companies. Although it is not possible to say precisely when an order of the Court will be granted and hence when the Capital Reduction will become effective, it is hoped that this will be in early December 2002.

Share Certificates

        The existing share certificates which show the present nominal value of 1/3p will remain valid after the Capital Reduction.

Authority to Purchase and Cancel Shares

        At the AGM, Shareholders authorised the Company to make market purchases (within the meaning of Section 163(3) of the Act) of any of its ordinary shares of up to a maximum of 6.3 million Shares (representing approximately 5% of the then issued share capital in the Company). In July 2002 the Company began to utilise this authority and as of today's date it has repurchased for cancellation approximately 2.3 million Shares at an average price of £1.24 per share.

        The Board is now seeking Shareholders' authority for the Company to purchase in the market and cancel up to a further 12.5 million Shares, which amounts to approximately 9.9% of the Company's Shares in issue at today's date. Any such further purchases may be made out of distributable profits, including those arising from the Capital Reduction. Together with the authority granted at the AGM, the Company will be authorized to purchase up to 16.5 million shares.

        No purchases of Shares will be made in the market unless the Company has sufficient working capital. Your Board is of the view that such purchases would likely result in an increase in earnings and/or assets per Share, and such purchases would be in the best interests of Shareholders generally.

Autonomy Share Option Schemes

        The Capital Reduction does not affect options granted under the Autonomy Share Option Schemes but the purchase and cancellation of Shares pursuant to the proposed Resolution 2 would have the effect of increasing the proportion of the issued share capital subject to options. At present options to acquire approximately 4.4 million Shares have been granted. This represents 3.6% of the present issued share capital of the Company. Assuming full utilisation of the market purchase authority sought by Resolution 2 at the Extraordinary General Meeting, and full utilisation of the authority granted at the AGM, these options would relate to approximately 4.1% of the revised total issued share capital of the Company.

Extraordinary General Meeting

        You will find set out at the end of this document notice of an Extraordinary General Meeting to take place at the Company's offices, Cambridge Business Park, Cowley Road, Cambridge CB4 0WZ at 10:00 a.m. on 2 December 2002 in order to consider the following resolutions, which shall be proposed as special resolutions:

1.
to approve the Capital Reduction by which the share premium account of the Company will be reduced by £32,250,000 (approximately US$50,000,000);

2.
to give authority for the Company to make market purchases of up to a further 12.5 million Shares (representing approximately 9.9% of the Company's Shares in issue at today's date). The maximum price limit for Shares to be purchased is 105% of the average of the middle market quotation for the Shares for the five dealing days immediately preceding the day on which the Share is contracted as to be purchased. Any Shares purchased in this way will be cancelled and the number of Shares in issue will be accordingly reduced.

Action to be taken

        Whether or not you intend to attend the Extraordinary General Meeting in person, you are urged to complete, sign and return the enclosed forms of proxy as soon as possible, but in any event so as to be received by the Company's Registrars, Computershare Services PLC, P.O. Box 82, The Pavilions, Bridgewater Road, Bristol BS99 7NH not later than 48 hours before the time of the Extraordinary General Meeting. The return of the forms of proxy will not prevent you from attending the Extraordinary General Meeting and voting in person should you wish to do so.

Recommendation

        The Directors consider the Capital Reduction and the authorities to purchase and cancel Shares to be fair and reasonable and in the best interests of Shareholders as a whole. Accordingly, they recommend Shareholders to vote in favour of the resolutions to be proposed at the Extraordinary General Meeting, as they intend to do in respect of their own beneficial holdings of 22,407,357 Shares, representing approximately 17.9% of the total votes capable of being cast at the Extraordinary General Meeting.

Yours faithfully,

Dr. Michael Lynch
Managing Director and Chief Executive Officer

Autonomy Corporation plc

Notice of Extraordinary General Meeting

        NOTICE IS GIVEN that an Extraordinary General Meeting of Autonomy Corporation plc (the "Company") will be held at the Company's offices, Cambridge Business Park, Cowley Road, Cambridge CB4 0WZ at 10:00 a.m. on 2 December 2002 for the purpose of considering and, if thought fit, passing the following special resolutions:

SPECIAL RESOLUTIONS

1.
THAT the share premium account of the Company be reduced by £32,250,000 (approximately US$50,000,000).

2.
THAT the Company be generally and unconditionally authorised for the purpose of section 164 of the Companies Act 1985 to purchase ordinary shares in the capital of the Company by way of market purchases (within the meaning of section 163(3) of that Act) on such terms and in such manner as the Directors of the Company determine, provided that:

(a)
the maximum number of shares which may be purchased pursuant to this authority is 12.5 million;

(b)
the minimum price, exclusive of expenses, which may be paid for each ordinary share is 1/3p;

(c)
the maximum price, exclusive of any expenses, which may be paid for any ordinary shares is an amount equal to 105% of the average of the middle-market quotations for the ordinary shares taken from the UK Listing Authority's Official List for the five business days immediately preceding the day on which that Ordinary Share is contracted to be purchased; and

(d)
such authority shall expire at the conclusion of the next annual general meeting of the Company after the passing of this resolution or the date which falls 15 months from the date of passing of this resolution whichever is the earlier, provided that any contract for the purchase of any such shares which is concluded before the expiry of the authority may be executed wholly or partly after the authority expires and that all shares so purchased pursuant to the authority shall be cancelled immediately upon completion of the purchase and the amount of the Company's issued (but not authorised) share capital shall be reduced by the nominal amount of the shares so purchased.

By order of the Board	8 November 2002

Andrew Kanter
Company Secretary

Registered Office:
Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ

Notes:

1.
A holder of Shares entitled to attend and vote at the meeting is also entitled to appoint one or more proxies to attend and vote instead of the shareholder. A proxy need not be a shareholder of the Company.

2.
In the case of joint holders of Shares, the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names of the holders stand in the register of members.

3.
To be effective the form of proxy and any authority under which it is executed (or a certified copy of such authority) must be returned to the Registrar, Computershare Investor Services PLC, PO Box 82, The Pavillions, Bridgwater Road, Bristol BS99 7NH, not less than 48 hours before the time of the Extraordinary General Meeting. Completion and return of the form of proxy will not preclude a shareholder from attending and voting in person at the meeting.

4.
The Company has specified that to be entitled to attend and vote at the meeting (and for the purposes of the determination by the Company of the number of votes they may cast), members must be entered onto the Company's register of members by 4:30 p.m. on 29 November 2002. Changes to entries on the register of members after 4:30 p.m. on that date shall be disregarded in determining the rights of any person to attend and vote at the meeting.

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  Exhibit 99.2
Contents
Expected timetable of principal events
  Definitions
Autonomy Corporation plc
Proposed Capital Reduction and Authority to Purchase Shares
Autonomy Corporation plc Notice of Extraordinary General Meeting